UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 11, 2017

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada  T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	No	✓

The following document is being submitted herewith:

•                 Press Release dated May 11, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	May 11, 2017	By:	/s/”Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Inc. Reports First Quarter 2017 Results

Q1 HIGHLIGHTS

(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

•	First quarter earnings were $638 million or $0.54 per common share, including the impact of a number of unusual, non-recurring or non-operating factors

•	First quarter adjusted earnings were $675 million or $0.57 per common share

•	First quarter adjusted earnings before interest and income taxes (EBIT) were $1,515 million

•	First quarter available cash flow from operations (ACFFO) was $1,215 million or $1.03 per common share

•	On February 27, 2017, Enbridge completed the stock-for-stock transaction to acquire Spectra Energy Corp (Spectra Energy), becoming the largest energy infrastructure company in North America

•	Enbridge provided its full year 2017 post-merger guidance for ACFFO of $3.60 to $3.90 per share, and adjusted earnings before interest and taxes of $7.2 to $7.6 billion

•

Thus far in 2017, Enbridge has brought $2.4 billion of growth projects into service, including the Athabasca Twin crude oil pipeline, the Norlite diluent pipeline, and the Jackfish Lake natural gas pipeline expansion

•	In February, Enbridge secured a 50% interest in the Hohe See Offshore Wind Project in Germany for $1.7 billion, and closed its 27.6% investment in the Bakken Pipeline System for US$1.5 billion

•

On April 25, 2017, Enbridge launched an Open Season for an expansion of 190 million cubic feet per day (mmcf/d) on its T-South natural gas pipeline in British Columbia at an estimated cost of approximately $1 billion; assuming a successful Open Season, the expansion could come into service by late 2020

•

During the first quarter of 2017, the Company further bolstered its balance sheet through a secondary offering of $0.6 billion of Enbridge Income Fund Holdings Inc. (ENF); with the completion of this secondary offering, Enbridge has now exceeded the $2 billion asset monetizaton target it established at the time of the announcement of its combination with Spectra Energy

•

On April 28, 2017, Enbridge and its affiliate Enbridge Energy Partners, L.P. (EEP) announced the conclusion and outcomes of EEP’s strategic review which strengthens its commercial structure and financial outlook

•	On May 4, 2017, Enbridge announced an incremental increase in its common share dividend of approximately 5%, bringing the quarterly dividend payable on June 1, 2017 to $0.61 per share

CALGARY, ALBERTA – May 11, 2017 - Enbridge Inc. (Enbridge or the Company) (TSX:ENB) (NYSE:ENB) today reported first quarter 2017 adjusted EBIT of $1,515 million. First quarter ACFFO was $1,215 million, or $1.03 per common share. These results reflect approximately one month of financial contribution from the assets acquired in the Spectra Energy merger transaction which closed on February 27, 2017.

Forward-Looking Information and Non-GAAP Measures

This news release contains forward-looking information and references to non-GAAP measures. Significant related assumptions and risk factors are described under Forward-Looking Information, and significant risk factors are described under Non-GAAP Measures, in this news release.

ACFFO per share for the first quarter of 2017 was lower than the first quarter of 2016 due to a number of factors including the timing of the closing of the Spectra Energy combination, the impact of warmer than normal weather on the Company’s gas distribution franchises and transactions undertaken in 2016 to strengthen the balance sheet. The impact of the shares issued at closing of the merger transaction is amplified by the fact that the legacy Spectra Energy assets typically contribute a disproportionate share (25% to 30%) of their annual ACFFO in the first two months of the year. The impact of liquids mainline apportionment on the performance of downstream pipelines and changes in the effective foreign exchange rate also impacted the quarter-over-quarter results. The ACFFO contribution from Liquids Pipelines is expected to improve in future quarters as a result of planned capacity optimizations, an improved foreign exchange hedge rate and the impact of incremental cash flow from new projects being placed into service.

2017 Guidance

Looking forward, the Company expects to generate consolidated ACFFO per share of between $3.60 and $3.90 for the full 2017 year. This guidance range reflects, among other factors, the positive impact of ongoing strength in Mainline crude oil volumes, the full year contributions of $2 billion of new growth projects coming into service during 2016 and partial year contributions from over $13 billion of new growth projects in 2017, as well as additional utility rate base growth, offset primarily by the seasonal impact of the timing of close of the Spectra Energy acquisition described above, the previously announced shipper-requested deferral of the Wood Buffalo Extension Project in-service date to December 1, 2017 and mild first quarter weather.

“We were very pleased to complete the closing of the Spectra Energy combination in the first quarter and we are now in good position to capitalize on the strategic and financial merits of the transaction,” said Al Monaco, President and Chief Executive Officer of Enbridge Inc. “After adjusting for the timing of the deal-close and other factors noted above, our 2017 full year run-rate and future outlook remains in line with our original assumptions and expectations for the post-Spectra Enbridge. Integration of the businesses is going well and we’ve made very good early progress in capturing the synergies from the transaction.”

Growth Project Execution

Enbridge continued to progress the execution of its $27 billion secured growth capital program, and has brought $2.4 billion of projects into service thus far in 2017, including the Athabasca Twin pipeline, the Norlite diluent pipeline and the Jackfish Lake natural gas pipeline expansion. These projects all are supported by low-risk take-or-pay contracts or similar commercial arrangements that will generate highly predictable earnings and cash flow. Over the remainder of the year the Company expects to bring a further $11 billion of growth projects into service in 2017, primarily in the third and fourth quarters of the year, followed by another $4 billion of projects in 2018. Given the timing and return profiles of these projects, the full earnings and cash flow impacts will be seen in 2018 and beyond.

In February 2017, Enbridge added to its secured project inventory with the announcement of the Hohe See Offshore Wind Project in Germany. As co-developer, Enbridge will participate in the construction and operation of the project. Once in service in late 2019, Enbridge’s total investment in the project will be $1.7 billion (€1.07 billion).

Also in February 2017, Enbridge closed the acquisition of a 27.6% interest in the Bakken Pipeline System. The System consists of the Dakota Access Pipeline and the Energy Transfer Crude Oil Pipeline projects and connects the prolific Bakken formation in North Dakota to eastern PADD II and the United States Gulf Coast. The pipelines are expected to go into service in the second quarter of 2017.

On April 25, 2017, Enbridge launched a binding Open Season on its British Columbia Pipeline T-South system for delivery of an incremental 190 mmcf/d of natural gas into the Huntington/Sumas market at the Canadian/United States border. The system is currently fully contracted and an expansion is necessary to meet increasing customer demand as a result of rapidly growing production in the prolific Montney and Duvernay regions. The project would include looping of T-South and upgrades at compressor stations along the pipeline system at a cost of approximately $1 billion. Subject to the outcome of the Open Season, the project could be brought into service by late 2020.

“These recent opportunities demonstrated the magnitude and diversity of our development pipeline,” noted Mr. Monaco.

“The Bakken Pipeline System enhances our presence in the Bakken and the United States Gulf Coast and will be accretive to ACFFO immediately in 2017. The Hohe See Offshore Wind Project illustrates the growth opportunities available to us in European Offshore wind. And through our early Open Season process on our western Canadian system we are expecting strong demand for the expansion of our T-South gas pipeline given the attractive fundamentals supporting natural gas production growth from the Montney and the Duvernay.”

Funding Progress

During the first quarter of 2017, Enbridge further strengthened its liquidity and financial flexibility raising an additional $0.2 billion in committed term credit and close to $0.3 billion of new equity through its dividend reinvestment, “paid-in-kind” and “at the market” offering programs, across the Enbridge group. In March of 2017, the Company raised additional funds through sale of the Ozark pipeline for net proceeds of approximately $0.3 billion.

In addition, Enbridge raised approximately $0.6 billion of equity with the sale of a portion of its interest in the Fund Group through a secondary offering of shares of ENF. The sale was in keeping with the Company’s previously communicated objective to gradually increase the public’s economic interest in the Fund Group to approximately 20% over time and increase ENF’s public market capitalization and trading liquidity. Enbridge currently holds an 84.6% interest in the Fund Group and expects to retain a significant interest going forward.

At the time of the announcement of the Spectra Energy merger in 2016, Enbridge also announced its intention to divest $2 billion of assets to strengthen the balance sheet and create further financing flexibility for the combined Company going forward. With the sale of the Ozark pipeline, completion of the ENF secondary offering and other asset sales completed in the fourth quarter of 2016, the Company has divested approximately $2.3 billion of assets, exceeding its previously announced target.

Sponsored Vehicle Restructuring & Simplification

The Company believes that well-structured sponsored vehicles will continue be an attractive alternative source of funding and an effective means through which to enhance value and returns on energy infrastructure assets held within the broader Enbridge group. In recent months, the Company has taken several actions to strengthen and streamline its sponsored vehicles including the simplification of DCP Midstream Partners, L.P. and the privatization of Midcoast Energy Partners, L.P.

Most recently, on April 28, 2017, the Company announced the outcome of a strategic review of EEP, which resulted in the implementation of a number of restructuring actions to enhance the commercial and financial positon of EEP and restore its effectiveness as a Sponsored Vehicle. Through these actions, EEP will become a self-funding pure-play liquids pipeline Master Limited Partnership with a low-risk business model, highly visible embedded organic growth and a strong investment grade credit profile.

Commenting on the conclusion of the EEP strategic review, Mr. Monaco noted, “EEP holds some of our most strategic and high-quality long-life critical infrastructure assets in North America. The restructuring actions will position EEP to create long term value for both its unitholders and Enbridge.”

Dividend Increase

In January 2017, Enbridge announced an increase in its quarterly common share dividend by 10% to $0.583 per share, marking the twenty-second consecutive year in which the Company has raised its dividend. On May 4, 2017, as previously contemplated, Enbridge further increased its quarterly common share dividend by approximately 5% to $0.61 per share, which in combination with the January dividend increase, provides a total increase of 15% above the prevailing quarterly rate in 2016.

“Our confidence in providing a 15% dividend per share increase this year reflects the strength and stability of our base assets and a very positive longer term outlook for the combined business,” noted Mr. Monaco. “Over the longer term, we expect that the strength and diversity of our existing asset base together with six strong growth platforms will enable Enbridge to deliver dividend growth in the range of 10% to 12% per annum through 2024.”

Mr. Monaco concluded, “We firmly believe that the newly combined company, with its low-risk business model and diversified platforms for growth, will create strong value for all of our stakeholders well into the next decade.”

FIRST QUARTER 2017 PERFORMANCE OVERVIEW

For more information on Enbridge Inc.’s (Enbridge or the Company) growth projects and operating results, please see Management’s Discussion and Analysis (MD&A) which is filed on SEDAR and EDGAR and also available on the Company’s website at www.enbridge.com/InvestorRelations.aspx.

HIGHLIGHTS

	Three months ended March 31,
	2017	2016
(unaudited, millions of Canadian dollars, except per share amounts)
Earnings attributable to common shareholders
Liquids Pipelines	1,124	1,612
Gas Pipelines and Processing	339	61
Gas Distribution	275	239
Green Power and Transmission	50	49
Energy Services	156	(6)
Eliminations and Other	(315)	221
Earnings before interest and income taxes	1,629	2,176
Interest expense	(486)	(412)
Income taxes	(198)	(417)
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	(224)	(61)
Preference share dividends	(83)	(73)
Earnings attributable to common shareholders	638	1,213
Earnings per common share	0.54	1.38
Diluted earnings per common share	0.54	1.38
Adjusted earnings
Liquids Pipelines	970	1,084
Gas Pipelines and Processing	336	87
Gas Distribution	269	240
Green Power and Transmission	50	48
Energy Services	(5)	1
Eliminations and Other	(105)	(86)
Adjusted earnings before interest and income taxes[1]	1,515	1,374
Interest expense[2]	(465)	(394)
Income taxes[2]	(144)	(176)
Noncontrolling interests and redeemable noncontrolling interests[2]	(148)	(68)
Preference share dividends	(83)	(73)
Adjusted earnings[1]	675	663
Adjusted earnings per common share[1]	0.57	0.76
Cash flow data
Cash provided by operating activities	1,677	1,861
Cash used in investing activities	(3,523)	(1,852)
Cash provided by financing activities	1,593	751
Available cash flow from operations[3]
Available cash flow from operations	1,215	1,114
Available cash flow from operations per common share	1.03	1.27
Dividends
Common share dividends declared	548	460
Dividends paid per common share	0.583	0.530
Shares outstanding (millions)
Weighted average common shares outstanding	1,177	876
Diluted weighted average common shares outstanding	1,187	882

	Three months ended March 31,
	2017	2016
Operating data
Liquids Pipelines - Average deliveries (thousands of barrels per day)
Canadian Mainline[4]	2,593	2,543
Lakehead System[5]	2,748	2,735
Regional Oil Sands System[6]	1,318	1,151
Gas Pipelines - Average throughput (millions of cubic feet per day)
Alliance Pipeline Canada	1,629	1,659
Alliance Pipeline US	1,724	1,757
Canadian Midstream[7]	2,738	-
Gas Pipelines and Processing - Volumes processed (millions of cubic feet per day)
Canadian Midstream[8]	2,036	-
US Midstream[9]	5,510	1,167
Gas Pipelines and Processing - natural gas liquids (NGL) production (thousands of barrels per day)
US Midstream[9]	486	138
Gas Distribution - Enbridge Gas Distribution Inc. (EGD)
Volumes (billions of cubic feet)	171	174
Number of active customers (thousands)[10]	2,168	2,138
Heating degree days[11]
Actual	1,686	1,709
Forecast based on normal weather volume	1,875	1,831
Gas Distribution - Union Gas
Volumes (billions of cubic feet)	149	-
Number of active customers (thousands)[10]	1,461	-
Heating degree days[11]
Actual	601	-
Forecast based on normal weather volume	576	-

1	Adjusted EBIT, adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP - see Non-GAAP Measures.
2	These balances are presented net of adjusting items.
3

ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors. ACFFO and ACFFO per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP.

4	Canadian Mainline throughput volume represents mainline system deliveries ex-Gretna, Manitoba which is made up of United States and eastern Canada deliveries originating from western Canada.
5	Lakehead Pipeline System (Lakehead System) throughput volume represents mainline system deliveries to the United States mid-west and eastern Canada.
6	Volumes are for the Athabasca mainline, Athabasca Twin, Waupisoo Pipeline and Woodland Pipeline and exclude laterals on the Regional Oil Sands System.
7	Canadian Midstream throughput volumes represent throughput from the Western Canada Transmission & Processing assets only.
8	Canadian Midstream processing volumes represent the volumes processed through the Tupper Main and Tupper West gas plants (Tupper Plants) and the Western Canada Transmission & Processing assets.
9

US Midstream processing volumes and NGL production represent the volumes processed and produced from the Field Services assets and the Midcoast Energy Partnership assets as well as the Aux Sable processing plant.

10	Number of active customers is the number of natural gas consuming EGD and Union Gas customers at the end of the period.
11

Heating degree days is a measure of coldness that is indicative of volumetric requirements for natural gas utilized for heating purposes in EGD’s and Union Gas’s franchise area. It is calculated by accumulating, for the fiscal period, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

EARNINGS BEFORE INTEREST AND INCOME TAXES

For the three months ended March 31, 2017, EBIT was $1,629 million compared with $2,176 million for the three months ended March 31, 2016. As discussed below in Adjusted EBIT, the first quarter of 2017 earnings were positively impacted by the contributions from new assets following the completion of the Merger Transaction on February 27, 2017.

The quarter-over-quarter decrease in EBIT was largely driven by the Liquids Pipelines segment, which delivered lower adjusted EBIT for the three months ended March 31, 2017, mainly attributable to a lower effective foreign exchange rate, the divestiture of certain Liquids Pipelines assets and a change in normalization policy for recording make-up rights. EBIT for the rest of the year is expected to be positively impacted by increased throughput optimization on the mainline system and the effect of new projects coming into service in 2017.

The comparability of the Company’s earnings quarter-over-quarter is also impacted by a number of unusual, non-recurring or non-operating factors that are enumerated in the Non-GAAP Reconciliation tables and discussed in the results for each reporting segment, the most significant of which are changes in unrealized derivative fair value gains and losses. For the three months ended March 31, 2017, the Company’s EBIT reflected $416 million of unrealized derivative fair value gains compared with gains of $932 million in the corresponding 2016 period. The Company has a comprehensive long-term economic hedging program to mitigate interest rate, foreign exchange and commodity price risks which create volatility in short-term earnings. Over the long term, Enbridge believes its hedging program supports the reliable cash flows and dividend growth upon which the Company’s investor value proposition is based.

EBIT for the first quarter of 2017 also reflected charges of $152 million ($111 million after-tax) with respect to costs incurred in conjunction with the Merger Transaction, as well as $129 million ($92 million after-tax) of employee severance costs in relation to the Company’s enterprise-wide reduction of workforce in March 2017 and restructuring costs in connection with the completion of the Merger Transaction.

EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS

Earnings attributable to common shareholders were $638 million for the three months ended March 31, 2017, or earnings of $0.54 per common share, compared with $1,213 million, or earnings of $1.38 per common share, for the three months ended March 31, 2016. As further discussed in Adjusted EBIT, first quarter earnings were positively impacted by contributions from assets acquired following the completion of the Merger Transaction on February 27, 2017.

In addition to the factors discussed in EBIT above and in Adjusted EBIT and Adjusted Earnings below, the quarter-over-quarter comparability of earnings attributable to common shareholders was impacted by a number of unusual, non-recurring and non-operating factors that are summarized under Non-GAAP Reconciliation – EBIT to Adjusted Earnings.

A lower earnings per common share for the three months ended March 31, 2017 compared with the corresponding 2016 period also reflected the issuance of approximately 691 million common shares in February 2017 as part of the consideration for the Merger Transaction, and other issuances of approximately 75 million common shares in 2016, inclusive of 56 million common shares issued in March 2016.

ADJUSTED EARNINGS BEFORE INTEREST AND INCOME TAXES

For the three months ended March 31, 2017, adjusted EBIT was $1,515 million, an increase of $141 million over the comparable period in 2016. The first quarter of 2017 adjusted EBIT reflected 33 days of results of operations from new assets following the completion of the Merger Transaction on February 27, 2017. Contributions from these new assets were the key driver for the quarter-over-quarter growth in consolidated adjusted EBIT.

Growth in consolidated adjusted EBIT was most pronounced in the Gas Pipelines and Processing segment, where a majority of the new assets acquired through the Merger Transaction are reported. Quarter-over-quarter growth for this segment also reflected contributions from the Tupper Main and Tupper West gas plants acquired in April 2016, as well as higher adjusted EBIT from Alliance Pipeline that was driven by strong demand for seasonal firm service in the first quarter of 2017.

Adjusted EBIT for Liquids Pipelines in the first quarter of 2017 was lower than the comparable period in 2016, attributable to several factors, including a lower quarter-over-quarter foreign exchange hedge rate used to record Canadian Mainline revenues. The IJT Benchmark Toll and its components are set in United States dollars and the majority of the Company’s foreign exchange risk on Canadian Mainline revenues is hedged. The effective hedge rate for the translation of Canadian Mainline United States dollar transactional revenues for the first quarter of 2017 was $1.04 compared with $1.11 for the corresponding period in 2016. In addition, the Canadian dollar foreign exchange rate at which United States operations were translated strengthened from $1.37 in the first quarter of 2016 to $1.32 for the corresponding period in 2017.

Further contributing to lower quarter-over-quarter EBIT was the sale of certain assets and reduced surcharges on the Bakken System and lower contributions on rail facilities owned by EEP due to expiry of contracts. In addition, EBIT generated by the United States Mid-Continent and Gulf Coast Systems were lower in the first quarter of 2017 as, effective January 1, 2017, the Company no longer adjusts for revenue that is deferred from certain take or pay tolling arrangements with make-up rights in its determination of adjusted EBIT. EBIT for the rest of the year is expected to be positively impacted by increased throughout optimization on the mainline system and the effect of new projects coming into service in 2017.

Within the Gas Distribution segment, Enbridge Gas Distribution Inc. (EGD) generated lower adjusted EBIT in the first quarter of 2017 compared with the corresponding 2016 period, primarily due to lower distribution revenues attributable to warmer than normal weather in the first quarter of 2017. Effective January 1, 2017, EGD ceased to exclude the effect of warmer/colder weathers from its adjusted EBIT. The effect of the warmer weather in EGD’s adjusted EBIT for the first quarter of 2017 was approximately $29 million. The quarter-over-quarter decrease in EGD’s adjusted EBIT was more than offset by contributions from Union Gas since the completion of the Merger Transaction.

Within Eliminations and Other, higher operating and administrative expenses drove an increase in the quarter-over-quarter adjusted loss. Operating and administrative costs were higher in the first quarter of 2017 due to higher information technology and other centralized service costs post integration with Spectra Energy and proportionally lower recoveries from business units during the quarter.

ADJUSTED EARNINGS

Adjusted earnings were $675 million, or $0.57 per common share, for the three months ended March 31, 2017 compared with $663 million, or $0.76 per common share, for the three months ended March 31, 2016.

Partially offsetting the quarter-over-quarter adjusted EBIT growth discussed above was higher interest expense as a result of debt assumed in the Merger Transaction. Preference share dividends were also higher quarter-over-quarter reflecting additional preference shares issued in the fourth quarter of 2016 to partially fund the Company’s growth capital program.

Income taxes were lower in the first quarter of 2017 despite the quarter-over-quarter increase in adjusted earnings due to a valuation allowance expense recorded in the first quarter of 2016.

Adjusted earnings attributable to noncontrolling interests and redeemable noncontrolling interests increased in the first quarter of 2017 compared with the corresponding 2016 period. The increase was driven by additional noncontrolling interests in respect of the assets acquired in the Merger Transaction and an increase in earnings attributable to noncontrolling interests as a result of the EEP restructuring.

Interest expense, income taxes and noncontrolling interests and redeemable noncontrolling interests were also impacted by adjustments for unusual, non-recurring and non-operating factors.

Adjusted earnings per common share for the three months ended March 31, 2017 compared with the corresponding 2016 period also reflected the issuance of approximately 691 million common shares in February 2017 as part of the consideration for the Merger Transaction, and other issuances of approximately 75 million common shares in 2016, inclusive of 56 million common shares issued in March 2016.

AVAILABLE CASH FLOW FROM OPERATIONS

ACFFO for the first quarter of 2017 was $1,215 million, or $1.03 per common share, compared with $1,114 million, or $1.27 per common share, for the first quarter of 2016. The year-over-year growth in ACFFO amount was driven by the same factors as discussed in Adjusted EBIT above, as well as other items discussed below. However, ACFFO per common share has decreased quarter-over-quarter as the Company’s ACFFO per common share was impacted by the increase in the number of common shares outstanding which resulted from the completion of the Merger Transaction on February 27, 2017, and other issuances in 2016, as noted above in Adjusted Earnings.

Also contributing to the quarter-over-quarter increase in ACFFO were higher cash distributions that the Company received from its equity investments, resulting from their improved operating performance as well as distributions from newly acquired equity investments which were a part of the Merger Transaction.

The above positive effects on ACFFO quarter-over-quarter were partially offset by higher maintenance capital expenditures in the first quarter of 2017, which reflected the spending on assets acquired in the Merger Transaction and a higher spending in Liquids Pipelines on certain leasehold improvements. The increase was partially offset by a decrease in maintenance capital expenditures in the Gas Distribution segment due to the timing of higher spending in 2016 on EGD’s Work and Asset Management System (WAMS) program; and a decrease, excluding the effect of the Merger Transaction, in the Gas Pipelines and Processing segment due to a shift in the timing of maintenance capital expenditure to the later quarters of 2017.

Also partially offsetting the increase in ACFFO was higher interest expense and higher preference share dividends in the first quarter of 2017, as discussed in Adjusted Earnings above.

The increase in ACFFO quarter-over-quarter was also partially offset by increased distributions to noncontrolling interests related to assets acquired in the Merger Transaction, and to redeemable noncontrolling interests due to increased public ownership in the Fund Group (comprising the Enbridge Income Fund, Enbridge Commercial Trust, Enbridge Income Partners LP (EIPLP) and the subsidiaries and investees of EIPLP).

Other non-cash adjustments include various non-cash items presented in the Company’s Consolidated Statements of Cash Flows, as well as adjustments for unearned revenues received in each period.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this news release to provide information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to the following: expected EBIT or expected adjusted EBIT; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected ACFFO or ACFFO per share; expected future cash flows; financial strength and flexibility; expected costs related to announced projects and projects under construction; expected in-service dates for announced projects and projects under construction; expected capital expenditures; expected equity funding requirements for the Company’s commercially secured growth program; expected future growth and expansion opportunities; expected closing of acquisition and dispositions; estimated cost and impact to the Company’s overall financial performance of complying with the settlement consent decree related to Line 6B and Line 6A; estimated future dividends; adjusted earnings per share guidance; ACFFO per share guidance; dividend per share growth guidance; expectations on impact of hedging program; expected future actions of regulators; expected costs related to leak remediation and potential insurance recoveries; expectations regarding commodity prices; supply forecasts; expectations regarding the impact of the Merger Transaction including the combined Company’s scale, financial flexibility, growth program, future business prospects and performance; dividend payout policy; dividend growth; dividend payout expectation; strategic alternatives currently being evaluated in connection with the United States Sponsored Vehicle Strategy and the regulatory framework and recovery of deferred costs by Enbridge Gas New Brunswick Inc.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, NGL and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; exchange rates; inflation; interest rates; availability and price of labour and construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; weather; the realization of anticipated benefits and synergies of the Merger Transaction, governmental legislation, acquisitions and the timing thereof; the success of integration plans; cost of complying with the settlement consent decree related to Line 6B and Line 6A; impact of the dividend policy on the Company’s future cash flows; credit ratings; capital project funding; expected EBIT or expected adjusted EBIT, expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss)per share; expected future cash flows and expected future ACFFO and ACFFO per share; and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates and may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to the impact of the Merger Transaction on the Company, expected EBIT, adjusted EBIT, earnings/(loss), adjusted earnings/(loss), ACFFO and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on announced projects and projects under construction, including estimated completion dates and expected capital expenditures, include the following: the availability and price of labour and construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; the impact of weather; and customer, government and regulatory approvals on construction and in-service schedules and cost recovery regimes.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to the impact of the Merger Transaction, adjusted EBIT, adjusted earnings and adjusted earnings per share guidance, ACFFO and ACFFO per share guidance, dividend per share growth guidance, operating performance, dividend policy, regulatory parameters, project approval and support, renewals of rights of way, weather, economic and competitive conditions, public opinion, changes in tax laws and tax rates, exchange rates, interest rates, commodity prices, supply of and demand for commodities, and the settlement consent decree related to Line 6B and Line 6A, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

CONFERENCE CALL

Enbridge will hold a joint conference call on Thursday, May 11, 2017 at 9:00 a.m. Eastern Time (7:00 a.m. Mountain Time) with Enbridge Income Fund Holdings Inc., Enbridge Energy Partners, L.P., and Spectra Energy Partners, L.P. to discuss the first quarter 2017 results. Analysts, members of the media and other interested parties can access the call toll-free at 1-866-215-5508 or within and outside North America at 1-514-841-2157 using the access code of 44798051#. The call will be audio webcast live at http://edge.media-server.com/m/p/9gxn6d2m. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay will be available for seven days after the call at toll-free 1-888-843-7419 or within and outside North America at 1-630-652-3042 (access code 44798051#).

The conference call will begin with presentations by the Company’s President and Chief Executive Officer and the Chief Financial Officer, followed by a question and answer period for investment analysts.

Enbridge is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline, and accounts for nearly 68% of United States-bound Canadian crude oil production, and moves approximately 20% of all natural gas consumed in the United States serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.5 million retail customers in Ontario, Quebec, New Brunswick and New York State. Enbridge also has a growing involvement in electricity infrastructure with interests in more than 2,500 MW of net renewable generating capacity, and an expanding offshore wind portfolio in Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past eight years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB. Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc. – Media	Enbridge Inc. – Investment Community
Suzanne Wilton	Jonathan Gould
(403) 231-7385 or Toll Free: (888) 992-0997	(403) 231-3916 or Toll Free: (800) 481-2804
Email: suzanne.wilton@enbridge.com	Email: jonathan.gould@enbridge.com

DIVIDEND DECLARATION

On May 4, 2017, the Enbridge Board of Directors declared the following quarterly dividends. All dividends are payable on June 1, 2017, to shareholders of record on May 15, 2017.

Common Shares	$0.61000
Preference Shares, Series A	$0.34375
Preference Shares, Series B	$0.25000
Preference Shares, Series D	$0.25000
Preference Shares, Series F	$0.25000
Preference Shares, Series H	$0.25000
Preference Shares, Series J	US$0.25000
Preference Shares, Series L	US$0.25000
Preference Shares, Series N	$0.25000
Preference Shares, Series P	$0.25000
Preference Shares, Series R	$0.25000
Preference Shares, Series 1	US$0.25000
Preference Shares, Series 3	$0.25000
Preference Shares, Series 5	US$0.27500
Preference Shares, Series 7	$0.27500
Preference Shares, Series 9	$0.27500
Preference Shares, Series 11	$0.27500
Preference Shares, Series 13	$0.27500
Preference Shares, Series 15	$0.27500
Preference Shares, Series 17	$0.32188

NON-GAAP MEASURES

This news release contains references to adjusted EBIT, adjusted earnings/(loss), adjusted earnings/(loss) per common share, ACFFO, and ACFFO per common share. Adjusted EBIT represents EBIT adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. Adjusted earnings/(loss) represents earnings or loss attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors included in adjusted EBIT, as well as adjustments for unusual, non-recurring or non-operating factors in respect of interest expense, income taxes, noncontrolling interests and redeemable noncontrolling interests on a consolidated basis. These factors, referred to as adjusting items, are reconciled and discussed in the financial results sections for the affected business segments in the Company’s MD&A.

ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors.

Management believes the presentation of adjusted EBIT, adjusted earnings/(loss), adjusted earnings/(loss) per common share, ACFFO and ACFFO per common share gives useful information to investors and shareholders as they provide increased transparency and insight into the performance of the Company. Management uses adjusted EBIT and adjusted earnings/(loss) to set targets and to assess the performance of the Company. Management also uses ACFFO to assess the performance of the Company and to set its dividend payout target. Adjusted EBIT, adjusted EBIT for each segment, adjusted earnings/(loss), adjusted earnings/(loss) per common share, ACFFO and ACFFO per common share are not measures that have standardized meaning prescribed by generally accepted accounting principles in the United States of America (U.S. GAAP) and are not U.S. GAAP measures. Therefore, these measures may not be comparable with similar measures presented by other issuers.

NON-GAAP RECONCILIATION – EBIT TO ADJUSTED EARNINGS

	Three months ended March 31,
	2017	2016
(millions of Canadian dollars)
Earnings before interest and income taxes	1,629	2,176
Adjusting items[1]:
Change in unrealized derivative fair value gains[2]	(416)	(932)
Unrealized intercompany foreign exchange loss	7	60
Hydrostatic testing	-	(12)
Make-up rights adjustments[3]	-	67
Leak remediation costs, net of leak insurance recoveries	4	15
Warmer than normal weather[4]	-	17
Project development and transaction costs	153	-
Employee severance and restructuring costs	129	-
Other	9	(17)
Adjusted earnings before interest and income taxes	1,515	1,374
Interest expense	(486)	(412)
Income taxes	(198)	(417)
Earnings attributable to noncontrolling interest and redeemable noncontrolling interests	(224)	(61)
Preference share dividends	(83)	(73)
Adjusting items in respect of:
Interest expense	21	18
Income taxes	54	241
Noncontrolling interests and redeemable noncontrolling interests	76	(7)
Adjusted earnings	675	663

1

The above table summarizes adjusting items by nature. For a detailed listing of adjusting items by segment, refer to individual segment discussions in the Company’s MD&A for the quarter ended March 31, 2017.

2	Changes in unrealized derivative fair value gains are presented net of amounts realized on the settlement of derivative contracts during the applicable period.
3

Effective January 1, 2017, the Company no longer makes such an adjustment to its EBIT. For further details refer to Liquids Pipelines segment discussion in the Company’s MD&A for the quarter ended March 31, 2017.

4

Effective January 1, 2017, the Company no longer makes such an adjustment to its EBIT. For further details refer to Gas Distribution segment discussion in the Company’s MD&A for the quarter ended March 31, 2017.

NON-GAAP RECONCILIATION — ADJUSTED EBIT TO ACFFO

To facilitate understanding of the relationship between adjusted EBIT and ACFFO, the following table provides a reconciliation of these two key non-GAAP measures.

	Three months ended March 31,
	2017	2016
(millions of Canadian dollars)
Adjusted earnings before interest and income taxes	1,515	1,374
Depreciation and amortization[1]	672	559
Maintenance capital[2]	(182)	(151)
	2,005	1,782
Interest expense[3]	(479)	(394)
Current income taxes[3]	(41)	(47)
Distributions to noncontrolling interests	(191)	(184)
Distributions to redeemable noncontrolling interests	(54)	(42)
Preference share dividends	(83)	(73)
Cash distributions less than equity earnings[3]	(13)	(22)
Other non-cash adjustments	71	94
Available cash flow from operations	1,215	1,114
1 Depreciation and amortization:
Liquids Pipelines	356	346
Gas Pipelines and Processing	136	74
Gas Distribution	112	80
Green Power and Transmission	51	48
Eliminations and Other	17	11
	672	559
2 Maintenance capital:
Liquids Pipelines	(51)	(43)
Gas Pipelines and Processing	(40)	(11)
Gas Distribution	(65)	(81)
Green Power and Transmission	(1)	(1)
Eliminations and Other	(25)	(15)
	(182)	(151)
3 These balances are presented net of adjusting items.

NON-GAAP RECONCILIATION - AVAILABLE CASH FLOW FROM OPERATIONS

	Three months ended March 31,
	2017	2016
(millions of Canadian dollars)
Cash provided by operating activities - continuing operations	1,677	1,861
Adjusted for changes in operating assets and liabilities[1]	(241)	(122)
	1,436	1,739
Distributions to noncontrolling interests	(191)	(184)
Distributions to redeemable noncontrolling interests	(54)	(42)
Preference share dividends	(83)	(73)
Maintenance capital expenditures[2]	(182)	(151)
Significant adjusting items:
Weather normalization	-	13
Make-up rights	13	67
Project development and transaction costs	152	-
Realized inventory revaluation allowance	-	(268)
Employee severance and restructuring costs[3]	127	-
Other items	(3)	13
Available cash flow from operations	1,215	1,114
Available cash flow from operations per common share	1.03	1.27

1	Changes in operating assets and liabilities include changes in environmental liabilities, net of recoveries.
2

Maintenance capital expenditures are expenditures that are required for the ongoing support and maintenance of the existing pipeline system or that are necessary to maintain the service capability of the existing assets (including the replacement of components that are worn, obsolete or completing their useful lives). For the purpose of ACFFO, maintenance capital excludes expenditures that extend asset useful lives, increase capacities from existing levels or reduce costs to enhance revenues or provide enhancements to the service capability of the existing assets.

3	Realized inventory revaluation allowance relates to losses on sale of previously written down inventory for which there is an approximate offsetting realized derivative gain in ACFFO.